U.S. SECURITIES AND EXCHANGE COMMISSION Washington,
                                   D.C. 20549

                                  SCHEDULE 13D
                                  ------------

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. N/A)


                                 World Am, Inc.
                                 --------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    98142E508
                                    ---------
                                 (CUSIP Number)


                                David M. Jenkins
            1154 Drewsbury Court, S.E. Smyrna, Ga 30080 770-980-1479
            --------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                   May 6, 2005
                                   -----------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only):

     David M. Jenkins, Husband

2.   Check the  Appropriate Box if a Member of a Group (See  Instructions):

     (a)  N/A

3.   SEC Use Only:

4.   Source of Funds (See Instructions): PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.   Citizenship or Place of Organization: United States

Number of Shares    7.   Sole Voting Power: 0
Beneficially
Owned               8.   Shared Voting Power: David M. Jenkins 1,300,000 ( 11% )
by Each                  Anne H. King 1,641,000 ( 17% )
Reporting
Person With:        9.   Sole Dispositive Power: 0

                    10.  Shared Dispositive Power: 2,941,000

11.  Aggregate Amount Beneficially Owned by the Reporting Persons (combined):
     2,941,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
     N/A

13.  Percent of Class Represented by Amount in Row (11):
     28% (as of April 27 2005 )

14.  Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER.
----------------------------

World Am, Inc. 1400 West 122nd Avenue, Suite 122 in Westminster, Colorado 80234


ITEM 2. IDENTITY AND BACKGROUND.
--------------------------------

(a)  Name: David M. Jenkins, Husband

(b)  Address: 1154 Drewsbury Ct. S.E Smyrna, Ga 30080

(c)  Occupation: David M. Jenkins, President TCC Inc.

(d) During the last five years, such person has not been convicted in a criminal proceeding.

     Neither reporting person has ever been subject to either of the civil or criminal proceedings indicated.

(e) During the last five years, such person was a not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction

     Neither reporting person has ever been subject to either of the civil of criminal proceedings indicated.

(f)  Citizenship: United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
----------------------------------------------------------

The sole source of purchased funds are personal funds, long held and not borrowed for purposes fo the subject acquisition, holding, trading or voting the subject shares.


ITEM 4. PURPOSE OF TRANSACTION.
-------------------------------

Investment

(a) No subsequent disposition of securities of the issuer are contemplated other than in connection with ordinary trading activity.

(b)  No such extraordinary transaction is contemplated.

(c) No such sale or transfer of a material amount of the assets of the issuer other than, hopefully, increased sales in the ordinary course of business.

(d)  Fill exsiting vacancies on the board.

(e)  No change in the issuer's present capitalization is contemplated

(f)  N/A

(g)  No such charter amendments are contemplated


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
---------------------------------------------

(a) The number of shares by the reporting persons, held on a shared basis as husband and wife is 2,941,000, or approximately 28% of the issued and outstanding shares of the issuer.

(b)  See response to item 5(a) above.

(c)  Not applicable.

(d)  No such person is known to these reporting persons.

(e)  Not applicable.




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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
--------------------------------------------------------------------------------
SECURITIES OF THE ISSUER.
-------------------------

Reporting persons are husband and wife. No other arrangements or relationships are known to exist.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

(a)  N/A



                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

/s/ David M. Jenkins


Date: May 6, 2005